UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-36331

QUOTIENT TECHNOLOGY INC.
(Exact name of registrant as specified in its charter)

1260 East Stringham Avenue, Suite 600 Salt Lake City, Utah 84106 (650) 605-4600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.00001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

One holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Quotient Technology Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QUOTIENT TECHNOLOGY INC.

Date: September 19, 2023	By:	/s/ Queeny Natarajan
	Name:	Queeny Natarajan
	Title:	Chief Financial Officer